October 7, 2014

VIA EDGAR and Federal Express

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4628

Re:	Energy 11, L.P. Amendment No. 2 to Registration Statement on Form S-1 Submitted September 11, 2014 CIK No. 1581552

Dear Mr. Schwall:

On behalf of our client, Energy 11, L.P. (the “Partnership”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 2, 2014, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).  We are concurrently filing via EDGAR this letter and Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

For the Staff’s convenience, we have recited the comments from the Staff in this letter in bold type and have followed each comment with the Partnership’s response.  Except for page references appearing in the headings and Staff comments below (which are references to the Amendment No. 2 to the Registration Statement submitted on September 11, 2014), all page references herein correspond to the page of Amendment No. 3.

As Mr. von Holtzendorff previously requested when we filed the Registration Statement, we are sending, via Fedex, five color copies of the Amendment No. 3, showing revision marks against the Amendment No. 2 to the Registration Statement filed on September 11, 2014.

Amendment No. 2 to Registration Statement on Form S-1

General

1.
We note your response to our prior comment 4, and are unable to concur with your response. Please provide us with more information as to the basis for determining the rate of return and the plan to make distributions in that amount monthly, or revise your filing and sales literature to remove the references to the 7% rate of return.

Response:  The Partnership has substantially revised the disclosure on pages 8 and 74 of the Registration Statement and on page 30 of the Partnership Agreement in response to the Staff’s comment.

Mr. H. Roger Schwall
Securities and Exchange Commission

2.
We note recent media reports about statements by Aubrey McClendon to the effect that companies such as yours with which Mr. McClendon or entities under his control are involved as third party managers may be pursuing “pure play” strategies in which each company will focus on a single U.S. shale formation or region. Please explain whether or not your company will have a “pure play” focus and, if it will have a “pure play” focus, the formation or region on which it will be focused.  Also explain, to the extent relevant, how your company’s strategy relates to Mr. McClendon’s broader strategy.

Response:  The Partnership will not have a “pure play” strategy.  The Partnership’s strategy for acquisitions of property is set forth on page 55 of the Registration Statement and the Partnership is only restricted in the areas mentioned in the Registration Statement.  The general partner serves as the decision maker for acquisitions that the Partnership will make.   E11 Management, LLC (an entity controlled by Mr. McClendon) will serve as third-party manager to the Partnership and present investment opportunities to the Partnership.  As stated in the Registration Statement, the Partnership is a blind pool offering and has not identified any acquisition targets at this time.

The Partnership understands that Mr. McClendon’s broader strategy is to manage a wide range of U.S. onshore oil and gas assets for a variety of investors, including the Partnership, some of which may have similar strategies and some of which may have unique strategies.

3.
Please revise your filing and sales literature to remove the use of the term “preferred” distribution with regard to the hurdle rate (the rate of return that must be paid to common unitholders in order for incentive or subordinated distributions to be paid), since the distribution appears to be paid to all common unitholders and the common units do not appear to have rights typically associated with preferred units.

Response:  The Partnership has revised the Registration Statement to remove the use of the term “preferred” in connection with description of distributions in response to the Staff’s comment.

4.
We note your statements to the effect that “[w]e will treat distributions in excess of the preferred distribution as a return of capital, which will reduce the net investment amount [emphasis added]” (for example, on pages 8 and 74).  You also include statements that “we may be more likely to have a return of capital for all or part of distributions to common unitholders during the early years of our operations” because the preferred distribution may be paid from offering proceeds during the early years (pages 8 and 17). You furthermore state that “distributions of cash to unitholders are not expected to exceed the preferred distribution for at least the first five years following the termination of the offering [emphasis added]” (pages 9 and 74). These statements do not appear to be consistent as to what would constitute a “return of capital” and when a return of capital is expected to occur.  Please address this inconsistency and clarify what distributions will be treated as return of capital and for what purposes (calculation of net investment amount, accounting and/or tax, etc.).  In addition, please revise to add risk factor disclosure regarding the potential dilutive effect of funding distributions from sources other than your cash flows from operations.

Mr. H. Roger Schwall
Securities and Exchange Commission

Response:  The Partnership has substantially revised the discussion of the distributions to remove reference to a return of capital and clarify that the purpose of the distribution provisions are intended to make all distributions to the holders of common units until Payout occurs.

Prospectus Summary, page 4

Summary Tax Consequences, page 9

5.
Please revise to provide the basis for the following statement on page 9: "[c]ash distributions by us to a unitholder generally will not give rise to income or gain." Also ensure that the disclosure in the “Material Federal Income Tax Consequences” section covers this point, and that the tax opinion covers the content of the Summary Tax Consequences discussion.

Response:  The Partnership has revised the disclosure on page 10 of the Registration Statement in response to the Staff’s comment.

The Offering, page 10

Conflicts of Interest, page 12

6.
We note your response to our prior comment 6 and reissue the comment in part. Our comment asked you to disclose conflicts of interest, and add risk factor disclosure, relating to the general partner’s incentive distribution rights, the class B units and the dealer manager incentive fee. You added disclosure addressing the general partner’s incentive distribution rights and the class B units in risk factors, but you do not appear to have added disclosure addressing the dealer manager incentive fee.  Please explain or add appropriate disclosure.  Also explain to us why you decided to add disclosure to the risk factors but not to the discussion of conflicts of interest on page 12.

Response:  The Partnership did not include the dealer manager in the discussion of conflicts of interest because the dealer manager has no management responsibilities or control over the Partnership, and so would not be subject to a conflict of interest identified in this risk factor, which requires the ability to make decisions for the Partnership.  The Partnership has added the discussion of this conflict as it relates to the general partner and Manager to the conflicts section.

Exhibit 1.1

7.
It appears that the provision regarding dealer manager compensation set forth in Section 3(d)(v) of the Form of Exclusive Dealer Manager Agreement is not reflected in the prospectus disclosure.  Please advise.

Response:  The compensation in Section 3(d)(v) reflects the payment of the contingent, incentive fee if the Partnership engages in a liquidity event.  The Partnership has revised the disclosure to clarify that the contingent, incentive fee is payable in connection with a liquidity event.

Mr. H. Roger Schwall
Securities and Exchange Commission

Sales literature

The Partnership will separately submit a revised version of the sales literature and responses to the comments with respect to the sales literature.

Should the Staff have additional questions or comments concerning the foregoing, please contact George G. Young III at (713) 547-2081.

Sincerely,

/s/ George G. Young III
George G. Young III
Haynes and Boone, LLP
(713) 547-2081
guy.young@haynesboone.com

cc:          Dave McKenney
               Energy 11 GP, LLC